Exhibit 99.1

Dangdang Appoints Jun Zou as Chief Financial Officer

BEIJING, October 29, 2012 — E-Commerce China Dangdang Inc. (“Dangdang”) (NYSE: DANG), a leading business-to-consumer e-commerce company in China, today announced the appointment of Jun Zou as chief financial officer of Dangdang, effective October 29, 2012.

“We are pleased to welcome Mr. Zou to our senior management team at Dangdang,” said Ms. Peggy Yu Yu, Dangdang’s Executive Chairwoman. “Mr Zou is an experienced financial executive who brings over 18 years of corporate finance and management experience. We look forward to drawing upon Mr. Zou’s vast operational and financial expertise as we continue to lead China’s growing e-commerce industry.”

About Jun Zou

Prior to joining Dangdang, Mr. Jun Zou has been chief financial officer and principal accounting officer for Xunlei Ltd., a leading Chinese internet platform. From 2009 to 2010, he served as the chief financial officer, treasurer, board secretary, and VP of Strategy for NASDAQ-listed China BAK Battery Inc.. Mr. Zou served as the chief financial officer of GCL Silicon in Hong Kong in 2008. From 2006 to 2008, he was the chief financial officer for the global technical services business unit and head of global customer financing and treasury at Huawei Technologies, a Fortune 500 technology company in China. From 1999 to 2006, Mr. Zou served in progressive managerial roles in treasury, customer finance, strategic planning and eventually global controller for the managed services business unit at Ericsson in the United States and Sweden. Earlier in his career, he worked for several top American. and Japanese banks in China and the United States. Mr. Zou received a master’s degree in business administration from the University of Texas in 1999 and a bachelor’s degree in international business and economics from Shanghai International Studies University in 1993.

About Dangdang

E-Commerce China Dangdang Inc. is a leading business-to-consumer e-commerce company in China. On its website dangdang.com, the Company offers more than 840,000 books and other media products as well as selected general merchandise products including beauty and personal care products, home and lifestyle products, baby, children and maternity products, apparel, digital and electronics products. It also operates the dangdang.com marketplace program, which allows third-party merchants to sell their products alongside products sourced by the Company. Dangdang’s nationwide fulfillment and delivery capabilities, high-quality customer service support and scalable technology infrastructure enable it to provide a compelling online shopping experience to customers. For more information, please visit ir.dangdang.com

For investor and media inquiries, please contact:

Maria Xin

Investor Relations Director

E-commerce China Dangdang Inc.

+86-10-5799-2306

xinyi@dangdang.com

Caroline Straathof

IR Inside

+31-6-54624301